UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Vogelstein, John L.
   466 Lexington Avenue
   New York, NY  10017
2. Issuer Name and Ticker or Trading Symbol
   Journal Register Company/JRC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   6/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |6/9/97|S   | |1,406,250         |D  |$14.00     |36,457,927         |I     |By Warburg,                |
                           |      |    | |                  |   |           |                   |      |Pincus Capital             |
                           |      |    | |                  |   |           |                   |      |Partners, L.P.,            |
                           |      |    | |                  |   |           |                   |      |Warburg,                   |
                           |      |    | |                  |   |           |                   |      |Pincus Capital             |
                           |      |    | |                  |   |           |                   |      |Company, L.P.,             |
                           |      |    | |                  |   |           |                   |      |and Warburg,               |
                           |      |    | |                  |   |           |                   |      |Pincus                     |
                           |      |    | |                  |   |           |                   |      |Investors,                 |
                           |      |    | |                  |   |           |                   |      |L.P. (1)                   |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|
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Explanation of Responses:
(1)  The sole general partner of each of Warburg, Pincus Capital Company, L.P.
("WPCC"), Warburg, Pincus Capital Partners, L.P. ("WPCP") and Warburg, Pincus
Investors, L.P. ("Investors") is Warburg, Pincus & Co., a New York general partnership ("WP").  Lionel I. Pincus is the managing partner of WP and may be deemed to control it.  E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), many of whose members are also general partners of
WP, manages WPCC, WPCP and Investors.  WP has a 20% interest in the profits of each of WPCC, WPCP and Investors as the general partner.  By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934 (the "Exchange
Act"), WP may be deemed to be the beneficial owner of the Shares held by each
of WPCC, WPCP and Investors.   WP disclaims beneficial ownership of such
Shares except to the extent of any indirect pecuniary interest therein.  Mr.
Vogelstein, a director of the Issuer, is a general partner of WP and a member of EMW.  As such, Mr. Vogelstein may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the Shares beneficially owned by WPCC, WPCP,
Investors, EMW and WP.  Mr. Vogelstein disclaims beneficial ownership of such
Shares except to the extent of any indirect pecuniary interest therein.

SIGNATURE OF REPORTING PERSON
/s/ John L. Vogelstein

DATE
July 2, 1997